Public

18005413

S SION

Washington, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-69141

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lumos Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1399 Ygnacio Valley Road, Suite 210-A
(No. and Street)

Walnut Creek	**CA**	**94598**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eddie Le 415-299-8601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW RMS

Public

OATH OR AFFIRMATION

I, Eddie Le, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer (CEO)

SEE ATTACHED 2/28/18

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On 2/28/18 before me, David T Tulabut, Notary Public
(insert name and title of the officer)

personally appeared EDDIE LE,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DAVID T. TULABUT
Notary Public – California
San Francisco County
Commission # 2205912
My Comm. Expires Jul 17, 2021

Signature ____________________ **(Seal)**

Lumos Partners LLC

December 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members
Lumos Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lumos Partners, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Lumos Partners, LLC's auditor since 2015.
Walnut Creek, California
February 26, 2018

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2017

Lumos Partners, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	229,298
Prepaid expenses and other assets		160
Total Assets	$	229,458
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	21,158
Total Liabilities		21,158
Members' Equity		208,300
Total Liabilities and Members' Equity	$	229,458

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2017

1. Organization

Lumos Partners, LLC (the "Company") was organized as a Delaware limited liability company in April, 2014 and is registered to do business and operate in the state of California. The Company conducts all its business from Walnut Creek, California. Under this form of organization, the liability of the owners (members) for debts and obligations of the LLC is limited to their financial investment. However, like a general partnership, profit or losses flow through to its members. The Company is a securities broker dealer registered on December 26, 2014, with the Securities and Exchange Commission and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company engages in mergers and acquisitions and private placement advisory services on a fee basis. Investment banking fees consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon closing of transactions in which the Company participated.

The Company does not clear securities for customers and as such the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission (FDIC), up to $250,000. At times during the year ended December 31, 2017, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. There were no receivables at December 31, 2017.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisitions and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard and all subsequent amendments on our financial statements and have not elected a transition method.

2. Significant Accounting Policies (Continued)

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Deferred Revenue
Deferred revenue represents retainer fees received in advance of the services being performed that are recognized as revenue when investment banking services are provided. There were no deferred revenues at December 31, 2017.

Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

3. Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual Delaware and California LLC tax and a California LLC fee based on gross revenue.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three to four years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. Accordingly, based on these statutes, the Company is subject to examination for federal and state returns since formation.

The Company files its tax returns using the accrual method of accounting.

4. Lease Obligation

The Company rents office space in Walnut Creek, California under an operating lease expiring in June 2018. Future minimum lease payments under the lease are as follows:

2018	$ 10,893
Total	$ 10,893

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

5. Related Party Transactions

The Company entered into a consulting agreement with Citiwide, Inc ("Citiwide") on July 1, 2015. Citiwide is owned by the Company's Chief Executive Officer. Under this agreement, Citiwide provides consulting services related to assisting with business strategies, marketing, and employment. No amounts were due to Citiwide at December 31, 2017. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous. Compensation on the accompanying statement of income is entirely to members.

6. Pension Plan

The Company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the employee's total compensation not to exceed $53,000 in 2017.

7. Member' Equity

The Company has two types of ownership units, Common Units and Preferred Units.

Common Unit owners have a right to vote in Company matters but do not have a right to any distributions from the profits of the Company. Common Unit owners have the right to nominate two members to the Board of Managers who do not have to be a Common Unit owner.

Preferred Unit owners have a right to vote in Company matters and also have the right to distributions from the profits of the Company. In addition, before any distributions are made, Preferred Unit owners have a right to a yearly distribution of Available Cash as defined and determined by the Board of Managers. Preferred Unit owners also have a right to nominate one Preferred Unit owner to the Board of Managers.

There are two members of the Company that own both Common Units and Preferred Units. These are the Common Members on the accompanying statement of members' equity.

Lumos Partners, LLC

Notes to the Financial Statement

December 31, 2017

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $208,140, which exceeded the requirement by $203,140.

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2018, the date which the financial statements were issued and there were no additional events that took place that would have a material impact on the financial statements.